Exhibit 99.1

Enlivex Treasury Portfolio Update: New Listing of the RAIN Token on Kraken, the Second-Largest U.S. Cryptocurrency Exchange

Additional exchange listing expected to increase token access and contribute to expanded secondary market liquidity for RAIN

Nes-Ziona, Israel, Feb. 10, 2026 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, “Enlivex” or “the Company”) today reported that its primary treasury asset, the RAIN token, has been listed on the Kraken cryptocurrency exchange effective February 9, 2026, further expanding access to the token across an additional digital asset trading platform.

Kraken is the second-largest U.S.-based cryptocurrency exchange, and was founded in 2011. The exchange serves 5.7 million users across numerous jurisdictions and supports a broad range of digital assets through spot and derivatives markets, and its 2025 total trading volume was more than $2 trillion. The platform’s global footprint and deep liquidity make it a key access point for secondary market trading of digital assets. Kraken is known for its strong emphasis on security, regulatory compliance, and transparency, and is a common venue for institutional and professional market participants. Kraken is often regarded as one of the most established and trusted digital asset trading platforms globally.

The Company believes that the listing of the Rain token on Kraken will contribute to increased liquidity, improved price discovery, and enhanced accessibility for participants in the RAIN ecosystem. RAIN serves as the governance and utility token of a fully decentralized predictions and options protocol built on the Arbitrum network. The protocol enables users globally to create, trade, and resolve markets tied to real-world events through a transparent and automated on-chain framework.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company currently focused on the late-stage clinical development of Allocetra™, a novel therapy designed to treat the joint disease osteoarthritis. Additionally, Enlivex is the first publicly-listed company to have developed a treasury strategy centered on RAIN, which currently serves as the primary treasury reserve asset of the Company. In adopting its treasury policy, Enlivex intends to provide investors with exposure to RAIN and to advocate for its role as digital capital.

With respect the Company’s clinical development focus, osteoarthritis is by far the most common form of arthritis, affecting more than 32.5 million Americans and more than 300 million individuals worldwide. About half of knees with ACL injuries develop osteoarthritis within 5 to 15 years. 78 million Americans are projected to have osteoarthritis by the year 2040. Symptomatic knee osteoarthritis is particularly prevalent and disabling, with 40% of men and 47% of women developing knee osteoarthritis in their lifetimes. Osteoarthritis accounts for over one million hospitalizations annually in the United States, primarily for total joint replacement. The burden of osteoarthritis is enormous, and the need for treatments that reduce pain and attendant disability for persons with osteoarthritis is critical. To the Company’s knowledge, there are currently no medications approved by either the U.S. Food and Drug Administration (FDA) or the European Medicines Agency (EMA) that have been demonstrated to arrest, slow or reverse progression of structural damage in the joint.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” and other words of similar meaning, including statements relating to the anticipated benefits of expanded exchange listings of the RAIN token; the expected impact of such listings on market access, trading activity, liquidity, and price discovery for RAIN; the role of exchange availability in supporting the Company’s digital asset treasury strategy; the relationship between digital asset liquidity and market participation; the potential impact of digital asset market dynamics on the liquidity and trading characteristics of the Company’s ordinary shares; macroeconomic, political, and regulatory conditions surrounding digital assets; the Company’s plans for value creation and strategic positioning; regulatory conditions; competitive position; technological and market trends; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, ALLOCETRA™ programs. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk of failure to realize the anticipated benefits of expanded exchange listings; changes in business, market, financial, political, and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; risks associated with digital asset exchange listings, trading venues, custody, and market infrastructure; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks relating to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivex.com

INVESTOR RELATIONS CONTACT

KCSA Strategic Communications

Jack Perkins

Enlivex@KCSA.com